[JONES DAY LETTERHEAD]
November 17, 2006
Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Federated Department Stores, Inc.
Form 10-K/A for Fiscal Year Ended January 28, 2006
Filed June 6, 2006
Form 10-Q for Fiscal Quarter Ended July 29, 2006
Filed September 7, 2006
File Number 1-13536
Dear Mr. Moran:
          On behalf of Federated Department Stores, Inc. (the “Federated”), we are writing to respond to your letter dated October 25, 2006 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to our response dated September 27, 2006 to previous comments of the Staff related to the above-referenced filings.
          We have included the text of the Staff’s comments preceding Federated’s response. Set forth below is Federated’s response to the comments presented in your letter.
Form 10-K/A, for the Fiscal Year Ended January 28, 2006
Consolidated Financial Statements
Note to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
1.	We note your response to comment 8 of our letter dated September 19, 2006 relating to your disclosure of the amount cooperative advertising reimbursements netted against gross advertising costs. As you know, GAAP requires the disclosure of gross advertising expense for all periods presented instead of advertising expense, net of reimbursements, as disclosed in Note 1 of your Form 10-K for fiscal 2005. Accordingly, we do not consider the amount of your cooperative advertising reimbursements to be a disclosure of confidential information. Please include in your revised disclosure the amount of cooperative advertising reimbursements

Mr. Michael Moran
Securities and Exchange Commission
November 17, 2006

netted against gross advertising expense for all periods presented. Please show us your revised disclosure with this additional information. Refer to paragraph .49 of SOP 93-7.

Response: In future filings of its Form 10-K, Federated proposes to include disclosure similar to the following with respect to allowances it receives from certain of its vendors in support of the merchandise it purchases for resale:
The Company receives various allowances from various vendors in support of the merchandise it purchases for resale. The Company receives certain allowances as reimbursement for markdowns taken and/or to support the gross margins earned in connection with the sales of vendor merchandise. These allowances are generally credited to cost of sales at the time the merchandise is sold in accordance with EITF Issue No. 02-16. The Company also receives advertising allowances from more than 1,200 of its merchandise vendors pursuant to cooperative advertising programs, with some vendors participating in multiple programs. These allowances represent reimbursements by vendors of costs incurred by the Company to promote the vendors’ merchandise and are netted against advertising and promotional costs when the related costs are incurred in accordance with EITF Issue No. 02-16.
Advertising and promotional costs, net of cooperative advertising allowances, amounted to $xxx million for 2005, $xxx million for 2004 and $xxx million for 2003. Cooperative advertising allowances that offset advertising and promotional costs were approximately $xxx million for 2005, $xxx million for 2004 and $xxx million for 2003. Department store non-direct response advertising and promotional costs are expensed either as incurred or at the first time the advertising occurs. Direct response advertising and promotional costs are deferred and expensed over the period during which the sales are expected to occur, generally one to four months.
The arrangements pursuant to which the Company’s vendors provide allowances, while binding, are generally informal in nature and one year or less in duration. The terms and conditions of these arrangements vary significantly from vendor to vendor and are influenced by, among other things, the type of merchandise to be supported. Although it is highly unlikely that there will be any significant reduction in historical levels of vendor support, if such a reduction were to occur, the Company could experience higher costs of sales and higher advertising expense, or reduce the amount of advertising that it uses, depending on the specific vendors involved and market conditions existing at the time.

Mr. Michael Moran
Securities and Exchange Commission
November 17, 2006

The amount of Federated’s cooperative advertising reimbursements for 2005, 2004 and 2003 were supplementally provided to the Staff by letter dated September 27, 2006. Federated is furthering review these amounts in anticipation of public disclosure and will include such amounts in its future filings on Form 10-K.
* * * * * * *
Federated hereby acknowledges that:
•	Federated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	Federated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.
        If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.
Very truly yours,
/s/ Mark E. Betzen
Mark E. Betzen

cc:	Karen M. Hoguet, Federated Dennis J. Broderick, Federated Padma T. Cariappa, Federated Linda J. Balicki, Federated Joel A. Belsky, Federated